CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2007	2006

Basic Earnings Per Share
Net income	$814,512	$773,906

Weighted average common shares	2,487,087	2,572,089
Basic Earnings Per Share	$0.33	$0.30

Diluted Earnings Per Share
Net income	$814,512	$773,906

Weighted average common shares	2,487,087	2,572,089
Weighted average effect of assumed stock options	0	4,005

Total	2,487,087	2,576,094

Diluted Earnings Per Share	$0.33	$0.30

20.